December 14, 2011

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ebix, Inc.

Form 10-K for the fiscal year ended December 31, 2010 Filed March 16, 2011

Form 10-Q for the quarterly period ended September 30, 2011 Filed November 9, 2011

File No. 000-15946

Dear Mr. Krikorian:

We are in receipt of your letter dated December 9, 2011 regarding Ebix’s Form 10-K for December 31, 2010 filed on March 16, 2011, and its Form 10-Q for the period ended on September 30, 2011, filed on November 9, 2011. We are diligently in the process of preparing thorough responses to each of matters raised in this comment letter. We anticipate that we will have all responses to your comments completed and submitted by Monday, January 9, 2012.

Should you have any additional questions or comments, please do not hesitate to contact the undersigned at 678-281-2028 or at the address indicated below.

Sincerely,

/s/ Robert F. Kerris

Robert F. Kerris

Chief Financial Officer

cc:	Mr. Robin Raina

Mr. Charles M. Harrell, Jr.